

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

February 11, 2009

Mr. Daniel O'Brien
Chief Financial Officer
Jackson Hewitt Tax Service Inc.
3 Sylvan Way
Parsippany, NJ 07054

> **RE: Jackson Hewitt Tax Service, Inc.**
> **Form 10-K for Fiscal Year Ended April 30, 2008**
> **Filed June 30, 2008**
>
> **Form 10-Q for Fiscal Period Ended October 31, 2008**
> **File No. 1-32215**

Dear Mr. O'Brien:

We have reviewed your filing and have the following comments. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended April 30, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operation

Liquidity and Capital Resources, page 38

1. In future filings, please provide an assessment of whether or not management expects that borrowing capacity under your credit facility, taking into account the financial covenants included therein, will provide sufficient liquidity to meet your cash needs during the next 12 months. Identify the material factors and uncertainties that could impact management's expectation. Additionally, please explain to us why you chose to disclose your leverage ratio in your Form 10-K and your Form 10-Q for the quarter ended July 31, 2008, but did not disclose your leverage ratio in your Form 10-Q for the quarter ended October 31, 2008. Lastly, explain to us how your leverage ratio increased significantly from 2.8:2.0 at April 30, 2008 to 3.1:1.0 at July 31, 2008.

Notes to the Financial Statements

Note 11 Long-Term Debt and Credit Facilities, page 63

2. In future filings please disclose when the $450 million credit facility is due or expires.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Robert S. Littlepage Jr., Accounting Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact John Harrington, Attorney-Advisor, at (202) 551-3576 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director